SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

Enel Società per Azioni

Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

—	Report of the Board of Statutory Auditors on the 2004 Consolidated Financial Statements of the Enel Group;
—	Report of the External Auditors on the 2004 Consolidated Financial Statements of the Enel Group;
—	Press Release dated May 30, 2005;
—	Press Release dated May 30, 2005;
—	Notices relating to trading of Enel shares by Senior Management dated from May 26, 2005 to May 27, 2005.

Report of the Board of Statutory Auditors on the 2004
Consolidated Financial Statements of the Enel Group

To our Shareholders:

     The Consolidated Financial Statements of the Enel Group at December 31, 2004 have been prepared by the Parent company, Enel S.p.A., in accordance with the provisions contained in Legislative Decree 127 dated April 9, 1991, and are made up by the Consolidated Balance Sheet, Consolidated Income Statement and the related Notes, in addition to the Report of the Board of Directors.

     The Report provides adequate information on operations and in particular considerations on financial and economic aspects. With reference to article 40 of the mentioned Legislative Decree, moreover, the Report of the Board of Directors contains a description of Research and Development activities, of significant events occurred after the Balance Sheet date, and the outlook for 2005.

     The Board of Statutory Auditors acknowledges that consolidated companies — whose list and description is provided pursuant to article 39 of Legislative Decree 127/91 — have been recorded correctly in compliance with article 26 of the mentioned Legislative Decree.

     In 2004, the scope of consolidation underwent changes as a result of the disposal of NewReal (Real Estate sector) and the acquisition of Sicilmetano, Ottogas and Italgestioni (operating in the sector of distribution and sale of natural gas to end-users).

     The Board of Statutory Auditors examined the Financial Statements of consolidated subsidiaries and found them to be correct and in line with current statutory regulations. The Consolidated Balance Sheet and Income Statement for the year 2004 were compared with those for 2003. The notes to the accounts contain the information provided by current regulations. In particular, they include a description of the most significant accounting principles applied, in line with those adopted by the Parent Company and those applied in the preparation of the accounts for 2003. In 2004 no adjustment was carried out in the consolidation to eliminate tax-related entries as consolidated companies had already eliminated such entries in their respective Financial Statements at December 31, 2004 pursuant to newly introduced Legislative Decree no. 6/2003. The notes to the accounts illustrate moreover the consolidation principles applied, that are in line with those applied in the previous year. Items contained in the Financial Statements and significant changes from the previous year are also commented upon.

     The Board of Statutory Auditors held periodical meetings with external auditors KPMG S.p.A. from which there emerged no observation worth reporting in the present Report. External auditors KPMG S.p.A. issued an auditing report on the Consolidated Financial Statements of the Enel Group for 2004 with no exception, calling however attention on the following aspects:

—	“extraordinary expenses” include a write-down in the value of goodwill of the Telecommunications sector to bring it into line with its current market value;

—	the Enel Group is a party in certain controversies and other situations generating uncertainty (regarding tariffs, environmental problems and urban regulatory issues) whose unfavorable outcome, deemed remote, could result in charges that are at this stage not quantifiable.

     As a result of monitoring activities carried out, the Board of Statutory Auditors has no observation to make on the Consolidated Financial Statements of the Enel Group for 2004.

Rome, May 10, 2005

The Board of Statutory Auditors

Report of the External Auditors on the 2004
Consolidated Financial Statements of the Enel Group

To the shareholders of Enel S.p.A.:

1	We have audited the consolidated financial statements of Enel Group as at and for the year ended 31 December 2004. These financial statements are the responsibility of the parent company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2	We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The responsibility for the audit of the financial statements of the subsidiary Wind Telecomunicazioni S.p.A., representing 13.1% and 12.6% of consolidated assets and consolidated revenues, respectively, rests with other auditors.

Reference should be made to the report dated 3 May 2004 for our opinion on the prior year consolidated figures which are presented for comparative purposes as required by law.

3	In our opinion, the consolidated financial statements of Enel Group as at and for the year ended 31 December 2004 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the Group.

4	We draw your attention to the disclosures provided by the directors in the notes to the consolidated financial statements and report on operations on the following matters:

•	The caption “extraordinary expense” includes a write-down of the consolidation difference relating to the telecommunications sector in order to align it to market value.

•	The Enel Group has certain disputes in course and other uncertain positions, mainly of a tariff, environmental and urban nature, from which costs may be incurred in the case of an unfavourable outcome, which is, however, considered remote. Such costs are not quantifiable at the present date.

Rome, May 10, 2005

KPMG S.p.A.

Press Release

COOPERATION AGREEMENT BETWEEN ENEL AND EDF SIGNED

Enel will participate in the French new-generation EPR nuclear programme and take a significant position in the French market

Rome, May 30, 2005 — Fulvio Conti, designated CEO of Enel, and Pierre Gadonneix, Chairman and CEO of EDF, signed a Memorandum of Understanding (MOU) today in Rome for the joint development of the French new-generation EPR nuclear programme.

The Memorandum will contribute to rebuilding Enel’s expertise in nuclear technology and will open for EDF the way of a fruitful partnerships with European industrial leaders in the European Pressurized Reactor program to develop the latest generation of nuclear reactors.

Fulvio Conti remarked: “This agreement lays the foundation for Enel to acquire a major industrial and commercial presence in one of Europe’s largest power markets and will enable us to recover our skills in nuclear energy with a project that puts us at the cutting edge of technology. It is a continuation of Enel’s strategy for growth in its core business as a producer, distributor and seller of electricity and gas”.

Pierre Gadonneix stated: “I am very pleased with the signature of this agreement which sets the beginning of a fruitful partnership with Enel in the new-generation EPR nuclear programme. This specific agreement is a further step in the deregulation of the European market of energy. “

Press Release

ENEL’S NEW BOARD OF DIRECTORS APPOINTS FULVIO CONTI CHIEF EXECUTIVE OFFICER AND GENERAL MANAGER

Rome, May 30, 2005 — The new Board of Directors of Enel S.p.A., appointed by the ordinary Shareholders’ Meeting of May 26 last, held its first meeting today in Rome under the chairmanship of Piero Gnudi and appointed Fulvio Conti Chief Executive Officer and General Manager of the Company.

The other members of the Board of Directors are: Giulio Ballio, Augusto Fantozzi, Alessandro Luciano, Fernando Napolitano, Francesco Taranto, Gianfranco Tosi and Francesco Valsecchi.

Notices relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.

Reference period: 2nd quarter (April — June) 2005

Disclosure:	periodic	immediate	delayed

Declarer: Marco Alverà	Title: Chief Financial Officer Wind S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

Date	Transaction [1]	Financial instrument [2]	ISIN code	Quantity	Unit price	Amount paid/received in the transaction	Source [3]
May 26, 2005	S	AZO Enel	IT0003128367	24,150	€6.242	€150,744.30	Exercise of stock options
May 26, 2005	V	AZO Enel	IT0003128367	24,150	€7.330	€177,019.50	Market transaction

				Sub-TOTAL (A) [4]		€327,763.80

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction [5]	Financial instrument [6]	Category [7]	ISIN code	instrument [8]	Qty	Unit price	Amount	Qty	Unit price	Amount	Features [9]
—	—	—	—	—	—	—	—	—	—	—	—	—

									Sub-TOTAL (B) [10]		0

									TOTAL (A) + (B)		€327,763.80

1 Indicate the kind of transaction:
A = Purchase;
V = Sale;
S = Subscription;
O = other, in which case specify.
2 Indicate the financial instrument involved in the transaction:
AZO = ordinary shares;
AZP = preferred shares;
AZR = saving shares;
OBCV = convertible bonds;
O = other, in which case specify the financial instrument.
Also indicate the company that issued the financial instrument involved in the transaction.
3 Indicate the kind of action from which the transaction derives:
-          market transaction;
-          off-market transaction;
-          conversion of convertible bonds;
-          exercise of stock options or preemptive rights;
-          exercise of warrants;
-          exercise of derivative instruments or covered warrants;
-          other, in which case specify.
4 Indicate the total amount of the transactions listed in the form.
5 Indicate the kind of transaction:
A = Purchase;
V = Sale;
O = other, in which case specify.
6 Indicate the kind of derivative financial instrument involved in the transaction:
W = warrants;
OPZ = options;
PR = traditional option contracts;
CW = covered warrants;
O = other, in which case specify.
7 Indicate the category of derivative financial instrument involved in the transaction:
C = call;
P = put;
O = other, in which case specify.
8 Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.
9 Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).
10 Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company: Enel S.p.A.

Reference period: 2nd quarter (April — June) 2005

Disclosure:	periodic	immediate	delayed

Declarer: Sandro Fontecedro	Title: Chairman of the Board of Directors of Enel Produzione S.p.A. and Chief Operating Officer of Generation & Energy Management Division

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	Amount paid/received in the transaction	Source
May 27, 2005	S	AZO Enel	IT0003128367	93,058	€7.272	€676,717.78	Exercise of stock options
May 27, 2005	V	AZO Enel	IT0003128367	93,058	€7.350	€683,976.30	Market transaction

				Sub-TOTAL (A)		€1,360,694.08

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

									Sub-TOTAL (B)		0

									TOTAL (A) + (B)		€1,360,694.08

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April — June) 2005

Disclosure:	periodic	immediate	delayed

Declarer: Paola Raffaella Giannone	Title: HR Development Manager Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	Amount paid/received in the transaction	Source
May 27, 2005	S	AZO Enel	IT0003128367	23,632	€7.272	€171,851.90	Exercise of stock options
May 27, 2005	V	AZO Enel	IT0003128367	23,632	€7.350	€173,695.20	Market transaction

				Sub-TOTAL (A)		€345,547.10

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

								Sub-TOTAL (B)			0

								TOTAL (A) + (B)			€345,547.10

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April — June) 2005

Disclosure:	periodic	immediate	delayed

Declarer: Claudio Machetti	Title: Head of Finance Department Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	Amount paid/received in the transaction	Source
May 27, 2005	S	AZO Enel	IT0003128367	34,454	€5.240	€180,538.96	Exercise of stock options
May 27, 2005	V	AZO Enel	IT0003128367	34,454	€7.350	€253,236.90	Market transaction

				Sub-TOTAL (A)		€433,775.86

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

								Sub-TOTAL (B)			0

								TOTAL (A) + (B)			€433,775.86

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April — June) 2005

Disclosure:	periodic	immediate	delayed

Declarer: Sergio Mobili	Title: Chief Executive Officer Terna S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	Amount paid/received in the transaction	Source
May 27, 2005	S	AZO Enel	IT0003128367	245,932	€7.272	€1,788,417.50	Exercise of stock options
May 27, 2005	V	AZO Enel	IT0003128367	245,932	€7.3209	€1,800,443.58	Market transaction

				Sub-TOTAL (A)		€3,588,861.08

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

								Sub-TOTAL (B)			0

								TOTAL (A) + (B)			€3,588,861.08

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April — June) 2005

Disclosure:	periodic	immediate	delayed

Declarer: Tommaso Pompei	Title: Chief Executive Officer Wind S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	Amount paid/received in the transaction	Source
May 26, 2005	S	AZO Enel	IT0003128367	90,000	€6.242	€561,780.00	Exercise of stock options
May 26, 2005	V	AZO Enel	IT0003128367	90,000	€7.350	€661,500.00	Market transaction
May 27, 2005	S	AZO Enel	IT0003128367	348,269	€7.272	€2,532,612.17	Exercise of stock options
May 27, 2005	V	AZO Enel	IT0003128367	348,269	€7.3207	€2,549,572.87	Market transaction

				Sub-TOTAL (A)		€6,305,465.04

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

								Sub-TOTAL (B)			0

								TOTAL (A) + (B)			€6,305,465.04

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April — June) 2005

Disclosure:	periodic	immediate	delayed

Declarer: Salvatore Sardo	Title: Director of Purchase and Services Department Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	Amount paid/received in the transaction	Source
May 26, 2005	S	AZO Enel	IT0003128367	60,000	€6.242	€374,520.00	Exercise of stock options
May 26, 2005	V	AZO Enel	IT0003128367	60,000	€7.350	€441,000.00	Market transaction

				Sub-TOTAL (A)		€815,520.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

								Sub-TOTAL (B)			0

								TOTAL (A) + (B)			€815,520.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April — June) 2005

Disclosure:	periodic	immediate	delayed

Declarer: Fabio Todeschini	Title: Chief Financial Officer Terna S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	Amount paid/received in the transaction	Source
May 27, 2005	S	AZO Enel	IT0003128367	24,150	€7.272	€175,618.80	Exercise of stock options
May 27, 2005	V	AZO Enel	IT0003128367	24,150	€7.370	€177,985.50	Market transaction

				Sub-TOTAL (A)		€353,604.30

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

								Sub-TOTAL (B)			0

								TOTAL (A) + (B)			€353,604.30

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: May 30, 2005